UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03014109

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52754

SEC RECEIVED PROCESSING FEB 27 2003 WASH, D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HedgeWorld Markets USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

707 Westchester Avenue
(No. and Street)

White Plains, (City) New York (State) 10604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederic M. Obsbaum (212) 509-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover Rubinroit, LLC
(Name – *if individual, state last, first, middle name*)

100 Quentin Roosevelt Blvd., Suite 516, Garden City, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fredric M. Obsbaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HedgeWorld Markets USA, Inc, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Fredric M Obsbaum
Signature

FINOP
Title

Carl Goodman
Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01G09821038
Qualified in Rockland County
Commission Expires March 30, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEDGEWORLD MARKETS USA, INC.

* * * * *

FINANCIAL STATEMENT

DECEMBER 31, 2002

HEDGEWORLD MARKETS USA, INC.

TABLE OF CONTENTS

100 Quentin Roosevelt Blvd.
Suite 516
Garden City
New York 11530
(516) 542-6300
Fax: (516) 542-9021

JANOVER RUBINROIT

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
of HedgeWorld Markets USA, Inc.

We have audited the accompanying statement of financial condition of HedgeWorld Markets USA, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of HedgeWorld Markets USA, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Janover Rubinroit, LLC

February 14, 2003

HEDGEWORLD MARKETS USA, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$ 60,478
Accounts receivable	11,521
Due from affiliate	2,369
Prepaid expenses	13,516
	$ 87,884

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 23,478
Deferred revenue	19,000
Due to affiliates	13,789
	56,267
Shareholder's equity:	
Common stock, $1 par value; 3,000 shares authorized, issued and outstanding	3,000
Additional paid-in capital	170,035
Accumulated deficit	(141,418)
	31,617
	$ 87,884

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION:

HedgeWorld Markets USA, Inc. ("HW" or the "Company"), formerly FITX Capital USA, Inc. was incorporated on January 14, 2000 and became a broker dealer on March 31, 2001. The Company is a broker dealer in securities registered with the Securities Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company was formed for the purpose of acting as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors. The Company is a wholly owned subsidiary of HedgeWorld Markets Ltd. (the "Parent"), a Bermuda exempted company. The Parent is wholly owned by FITX Group Limited, a Bermuda exempted company which also wholly owns HedgeWorld Limited (see Note 4).

The Company has been formed to operate within the FITX Group's mission of providing electronic commerce and multi-media content services to the global alternative investment marketplace. The Company will act as an introducing broker with respect to securities offerings made pursuant to Regulation D and Regulation S of the Securities Act of 1933, as amended, introducing members of HW's website to the representatives of hedge funds listed on the site. In that capacity, the Company will operate and administer the site with respect to any hedge fund marketing activities, including the qualification of potential investors, engaged in, by or through the site in the United States.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Revenue recognition

The Company receives fees from clients who list their securities on the Company's website. These funds are deferred and recognized over the period of the contract.

Income Taxes

Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". As required under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the tax change.

Use of estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, not exceed 15:1. At December 31, 2002, the Company had regulatory net capital of $9,919 which was $4,919 in excess of its required minimum regulatory net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 5.7:1.

NOTE 4 - RELATED PARTY TRANSACTIONS:

Due from affiliate of $2,369 represents an amount due from HedgeWorld Limited.

Due to affiliates consists of the following:

HedgeWorld Markets Limited (the Parent)	$	8,605
HedgeWorld USA, Inc.		5,184
	$	13,789

The Company reimburses its Parent for certain expenses incurred by the Parent on behalf of the Company.

The Company shares facilities with the Parent, and pays no rent for usage of its space.

During the year, the Company converted $17,772 due to its Parent Company into capital. The Parent intends to provide sufficient financial support to ensure that the Company maintains operational liquidity needs.

NOTE 5 - INCOME TAXES

On December 31, 2002, the Company has a deferred tax asset of approximately $21,000. In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", the Company has established a valuation allowance to fully reserve the future income tax benefit of this deferred tax asset due to uncertainty about its future realization.

At December 31, 2002, the Company had a net operating loss carryforward for Federal income tax purposes of approximately $141,000, which expires in 2022 and 2023.